Exhibit 99.1

AEGON sells Dutch funeral insurance business

AEGON announces the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for an amount of EUR 212 million. The sale is the result of AEGON’s ongoing portfolio review of its businesses, as announced in June 2008. The sale of its subsidiary AEGON NabestaandenZorg will have a positive effect on AEGON’s excess capital position.

The purpose of the sale is in line with AEGON’s strategy to ensure greater focus to its portfolio of products in the Netherlands. “We continue to look at our businesses to ensure that they are a good fit with our strategy,” said Marco Keim, the member of AEGON’s Management Board responsible for the Netherlands. “Our objective is to have an effective range of products so that we can meet our customers’ needs in the best way possible. Above all, we want to focus on what our customers want in the key areas life and non-life insurance, pensions, savings and investments. Furthermore, we are pleased that the employees of AEGON NabestaandenZorg will be in good hands.”

Under the agreement, the nineteen employees affected by the sale will retain their jobs, as well as maintain similar employment conditions. The company will continue its operations under the name ‘AXENT’. AEGON’s sale of its funeral insurance business will not in any way affect the company’s current policyholders.

“Given AEGON NabestaandenZorg’s excellent team, we have every confidence that we can build on the solid foundation they have established,” said Hans Croes, General Manager of AXENT. “We are convinced of the opportunities to further develop AXENT as a leading market player. AXENT is an independent, decisive and flexible organization, and we will continue to create value for our policyholders, employees and intermediaries. Simplicity and transparency remain our focus and preoccupation.”

In 2009, AEGON’s funeral insurance business generated approximately EUR 70 million*) in gross written premiums.

The sale agreement is subject to the consultation of AEGON’s Central Works Council, in addition to the approvals of the relevant regulatory authorities.

*) Unaudited

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,000 people and have over 40 million customers across the globe.

Contact information

Media relations AEGON N.V. Dick Schiethart

+31(0)70 344 8821

gcc-ir@aegon.com

AEGON The Netherlands Debora de Laaf

+31(0)70 344 8730

ddelaaf@aegon.nl

Investor relations Gerbrand Nijman

Key figures - EUR	Q3 2009	Full year 2008
Underlying earnings before tax	351 million	1.6 billion	+31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com
New life sales	484 million	2.6 billion
Gross deposits	6.8 billion	40.8 billion
Revenue generating investments (end of period)	354 billion	332 billion	www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.